Exhibit 3.2

Amended Section 2.2 of Regulations of First Financial Bancorp

SECTION 2.2. NUMBER. The number of directors of the Corporation, which shall not be less than nine nor more than twenty-five, shall be twelve until increased or decreased at any time by the affirmative vote of two-thirds of the whole authorized number of directors or, at a meeting of the shareholders called for the purpose of electing directors at which a quorum is present, by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the Corporation voting as a single class. Except as provided for in ARTICLE FIFTH of the Articles of Incorporation of the Corporation, directors shall hold office in their respective classes for one-year terms.  The election of directors shall be held at the annual meeting of shareholders, except that a majority of the directors in office at any time, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any director's office that is created by an increase in the number of directors or by a vacancy; provided, however, that in any period between annual meetings of shareholders, the directors will not increase the number of directors by more than three.  A vacancy is created by the death, resignation, removal or incapacity of a director prior to the end of his term or by the failure of the shareholders at any time to elect the whole authorized number of directors.  A director may be removed for cause.  Cause if defined to exist if a court of law finds a director guilty of a felony or has breached his fiduciary duty under the laws of Ohio.